October 12, 2006

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Dear Mr. Spirgel:

RE: Telefónica Holding of Argentina
Form 20-F for fiscal year ended December 31, 2005
Filed May 12, 2006
File No.001-14828

We are writing to you in response to the questions included in your letter of September 14, 2006. The numbered paragraphs below restate the numbered paragraphs in your September 14, 2006 letter and the comments set below each paragraph are the Company’s response to the Staff’s questions.

Form 20-F for the fiscal year ended December 31, 2005

Notes 10 and 22. Differences between Argentine GAAP and US GAAP, pages F-47 and F-119, respectively.

1.	In both Telefónica Holding and Cointel financial statements when you reconcile to US GAAP you show reversals of inflation restatement for fiscal years 2005 and 2004, please describe for us in greater detail how government provisions of restatement for inflation that were apparently discontinued in 2003 still affect results in 2005 and 2004, in particular on your net income and shareholders’ equity in accordance with US GAAP totals.

Response:

In August 1995, according to the then effective requirements of Argentine GAAP, the method of restatement of amounts into constant pesos was discontinued, due to the low levels of inflation at that time. Moreover, under Argentine GAAP, the period from August 1995 through December 2001 is considered to be a “stability period”, because of the low level of increase in general prices during that period. Accordingly, the financial statements have not been restated for the effects of inflation during such period.

However, from January 2002 to February 28, 2003, the increase in the consumer price index and in the wholesale price index (which is applicable for restatements of financial statements in constant pesos) was 43.6% and 119.7%, respectively, and therefore, inflation accounting was reinstated under Argentine GAAP as from January 1, 2002.

In 2002 the National Executive Power (“PEN”) repealed the provisions related to inflation adjustments, therefore, the Comisión Nacional de Valores (“CNV”), under Resolution No. 441/03, set forth that, as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued. We, Compañía Internacional de Telecomunicaciones S.A. (“Cointel”), and Telefónica de Argentina S.A. (“TASA”) have followed the provisions of the CNV and prepared the financial statements recognizing the effects of inflation until February 28, 2003.

In line with this, under U.S. GAAP, we have elected not to use the alternative of maintaining the 2002 and 2003 inflation adjustment that the Securities and Exchange Commission permits for countries such as Argentina. Notwithstanding, under Argentine GAAP we and our subsidiaries (Cointel and TASA) have recognized the inflation adjustment on the period between January 1, 2002 and February 28, 2003 as required by CNV. Therefore, we have included in our 2005 and 2004 U.S. GAAP reconciliation an adjustment eliminating from Argentine GAAP shareholders’ equity the effects of the inflation restatement computed under Argentine GAAP during the fiscal year ended December 31, 2003 and 2002. As a result of including such reconciling item, shareholders’ equity under US GAAP as of December 31, 2005 and 2004 does not include the above mentioned inflation restatement effect.

Under Argentine GAAP, TASA’s fixed assets were inflation restated for the period between January 1, 2002 and February 28, 2003 and consequently their related depreciation was calculated over such inflation restated basis. Therefore, a reconciling item is included in our 2005 and 2004 financial statements to recognize the effect on the equity interest in Cointel and TASA of the difference between depreciation expenses based on Argentine GAAP (calculated over inflation restated basis) and based on U.S. GAAP (calculated excluding above mentioned inflation restated basis). As a result of including such reconciliation item, the net income under US GAAP for the fiscal years ended December 31, 2005 and 2004 does not include the above mentioned inflation restatement effect.

2.	Tell us also how you accounted for foreign exchange losses arising as a result of the severe devaluation after January 6, 2002, of foreign exchange losses on foreign currency-denominated liabilities. Indicate, if material, how they were allocated and what impact, if any, they had on your accounting for reversals of inflation restatement referred to in the comment above.

Response:

Under Argentine GAAP, through CNV Resolution No.398, allowed the application of Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) Resolution MD No.3/02, which provided that foreign currency transaction gains or losses on or after January 6, 2002 related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. This accounting treatment was allowed until the inflation accounting was reinstated. In accordance with Argentine GAAP when inflation accounting was implemented, the exchange gains and losses would be offset with the inflation restatement. Accordingly, in our case the gain and losses recorded under Argentine GAAP as per Resolution MD No.3/02 were mostly offset with the corresponding fixed assets and goodwill inflation restatement.

As previously mentioned in the response to question 1, under US GAAP we did not maintain the 2002 and 2003 inflation restatement. Similarly, under US GAAP we did not capitalize the exchange gains and losses. Therefore under US GAAP, and as a result of including reconciling items relating to these effects in our 2005 and 2004 financial statements, we have excluded from our shareholders’ equity any effect derived from: a) 2002 and 2003 inflation restatement, and b) capitalization of exchange differences in accordance with Resolution MD No. 3/02.

Note 9. Accounts and Transactions with Affiliates and Related Companies 9.2.2. Telefonica’s consolidated outstanding balance and transactions with related companies, page F-97.

3.	Refer to the second paragraph of Note 9.2.2. on page F-97 and the first table on page F-98, which disclose that your operator and majority shareholder charged management fees based upon flat percentages of a defined gross margin. With a view to additional disclosure:

a)	Describe for us the services the Telefónica S.A. performs for you under the Management Agreement.

b)	Tell us how these management fees are accounted for under US GAAP.

c)	Tell us, and explain why, management’s believes that the methods used are reasonable under Argentine GAAP and US GAAP.

d)	Additionally, since agreements with related parties are by definition not at arms length and may be changed at any time, tell us, for each year presented, of management’s estimates of what these management fee expenses would have been on a stand alone basis, that is, the cost that would have been incurred if the Registrant had operated as an unaffiliated entity.

      a)

     On the Transfer Date and as required by the List of Conditions, TASA entered into a Management Contract with Telefónica, S.A. (“Telefónica”) as the operator.

     Under the Management Contract, Telefónica is responsible for managing TASA’s business and for providing services, expertise and know-how with respect to our entire range of activities.

     The Management Contract provides Telefónica with management powers relating to TASA’s day-to-day operations.

      The responsibilities of Telefónica (the Operator) include:
      (1) developing general policies;
      (2) designing personnel and compensation structures;
      (3) supplying necessary personnel;
      (4) selecting appropriate technology and expertise; and
      (5) developing detailed action plans and budgets for our Board of Directors.

      b)

     Under US GAAP the management fee is accounted as an expense by TASA as it is incurred and classified in Cost of Services Provided and Administrative Expenses under the line “Management fee”.

     The amount of expense registered is determined by applying the management fee percentage to the gross margin of TASA. The Gross margin is defined as :(+) Net Income (+) depreciation (+) financial expenses (+) income Tax and (+) management fee itself.

     Under Argentine GAAP the registration of the management fee expense does not differ from US GAAP. Therefore, this has not been recognized as a reconciling item in our financial statements.

      c)

     The management believes that the accounting method followed by TASA under Argentine GAAP and USGAAP of accruing the management fee as an expense as it is incurred, with the corresponding classification in its results of operations, is reasonable considering the nature of the services rendered by the operator in exchange for the management fee received, as described in points a), b) and d) of this response.

      d)

     Under the services received by the Company, Telefónica SA, as Operator, has responsibility for transmission of technical capacity which includes use of brands, patents and all other elements of intellectual and industrial property, development and implementation of general policies, design of organization, personnel and compensation structures, provision or hiring of necessary personnel, transfer and application of state of the art technology and expertise, and development of detailed annual plans and budgets, to be provided by consultants. Based on the facts described below, especially since the basis underlying the management fee agreement was established at the time that Telefonica had a 6% interest in the Company, we believe the management fee agreed between TASA and Telefónica was not less favorable to TASA than those that would have been obtained from unaffiliated third parties.

     Until 1990 ENTel was the enterprise which operated Argentina’s telecommunication system and was wholly-owned by the Argentine Government. As part of the privatization of ENTel the Argentine Government required a List of Conditions for the companies or consortium participating in the bid to provide basic telephone services provided by ENTel. For the bidding of ENTel’s operations the Argentine government divided the telecommunication system into two licensees, one in the Northern Region of Argentina and the other in the Southern Region, which operates the north and south of Argentina, respectively.

     The List of Conditions for the bidding of ENTel’s operations established certain obligations to be complied by each licensee.

     Among the requirements of the List of Conditions, one of the members of the consortium had to be an experienced telecommunications operator and had to agree with the licensee to sign a Management Contract which provided a fee retribution for providing services, expertise, know-how and the day-to-day operations. According to the List of Conditions the terms of the Management Contract had to be coincident with the period of exclusivity granted to the licensee and eventually if it was prorogued would be subject to the approval of the regulatory authority. Moreover, on the day of the Transfer Contract the Management contract had to be approved by the regulatory authority.

     As a result of the bid of ENTel’s telecommunications operations, the Southern Region was granted to Telefónica de Argentina, a consortium formed by Telefónica Internacional Holding B.V., Inversora Catalinas S.A, Telefónica, S.A., Citicorp and Citicorp Venture Capital S.A., with Telefónica acting as the operator required in the List of Conditions.

     At that time Telefónica’s beneficial ownership in TASA was 6%.

     As a result of the requirements of the List of Conditions TASA entered into a Management Contract with Telefónica acting as the operator. Under the Management Contract, Telefónica is responsible for managing TASA’s business and for providing services, expertise and know-how with respect to our entire range of activities. Also, the Management Contract provides Telefónica with management powers relating to TASA’s day-to-day operations.

     The Management Contract provided that the Management Fee Percentage that will be paid to the operator would be 9% of the TASA’s gross margin, as defined above.

     According to the List of Conditions the TASA’s Management Contract has had a term coinciding with the period of exclusivity provided for in the List of Conditions, which was exclusive until October 10, 1999. Consequently, it could not have been changed at any time. Moreover, as TASA was granted with the extension of the period of exclusivity of the license to provide telecommunications service, the Management contract provided that the Management Fee Percentage will still be 9% through April 30, 2003 and that, if the contract was extended beyond that date, the Management Fee Percentage would be reduced to a negotiated amount ranging between 1.5% and 5.0% .

     As a result on July 30, 2003, TASA entered into a Supplement to the Management Contract pursuant to which the management fee was established as 4% of the gross margin.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.